EXHIBIT 23.1




   Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of NextWave Wireless Inc. for the resale of 255,000 shares of Series A Senior Convertible Preferred Stock and 31,229,723 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and to the incorporation by reference therein of our report dated March 26, 2007, except for Note 14, as to which the date is March 29, 2007, with respect to the consolidated financial statements and schedule of NextWave Wireless Inc. included in its Annual Report (Form 10-K) for the year ended December 30, 2006 filed with the Securities and Exchange Commission.




/s/ Ernst & Young LLP

San Diego, California
July 25, 2007